RevDate3/16/98VersionBeta 34
                                        1

                                     FORM 6


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X  Form 40-F
                                      ---
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No X
                                       ---    ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on April 16, 2002.

Exhibit 1

K0benhavns Fondsb0rs
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K








16th April 2002                        Statement No.  13 - 2002
                                       Contact Person: Mr. Klaus Kjaerulff, CEO


Nasdaq - listing


     A/S Dampskibsselskabet TORM is pleased to announce that listing of the Company will be effective on The Nasdaq Stock Market under the ticker symbol "TRMD".

     Jefferies & Company, Inc., the principal operating subsidiary of Jefferies Group Inc. (NYSE:JEF), and others will be the market makers in the Company's shares.

The Company will maintain its listing at The Copenhagen Stock Exchange.

     The management of the Company will initiate a roadshow to potential American investors by end of April 2002.

Conversion of shares to ADRs will be made continuously based on demand.


Yours faithfully,
A/S Dampskibsselskabet TORM



Klaus Kjaerulff
CEO

                                                    SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            A/S STEAMSHIP COMPANY TORM
                                                   (registrant)



Dated:  April 16, 2002                                By: /s/ Klaus Nyborg
                                                      --------------------------
                                                      Klaus Nyborg
                                                      Chief Financial Officer











03810.001 #318309